May 4, 2004                                                                                                Symbol: OTCBB-STNYF

Mr. Robert J. Wussler joins Stream’s Board of Directors

Stream Communications Network Inc. is pleased to announce the addition of Robert J. Wussler to the Company’s Board of Directors. Mr. Wussler is currently President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries, a company that develops theatrical motion pictures and television documentaries on current and historical issues.

Throughout his career Mr. Wussler has revolutionized the communications industry and was responsible for groundbreaking changes in news production and presentation at CBS News, CNN, TNT, CBS Sports and WTBS Sports. During his twenty-one-year career at CBS Mr. Wussler progressed through the Company to become President of both CBS Sports and the CBS Television Network.  In 1980 Mr. Wussler joined Ted Turner as a co-founder of CNN, TNT, and WTBS and was Senior Executive Vice President of Turner Broadcasting.  Mr. Wussler has also served as President of the Atlanta Hawks and the Atlanta Braves.  From 1989 to 1992, Mr. Wussler was additionally President and CEO of Comsat Video Enterprises, managing unprecedented growth at Comsat.

Robert Wussler is the recipient of the 1992 National Academy of Television Arts and Sciences Trustees Award. He has also been presented with five national Emmy Awards, four Awards for Cable Excellence (ACE) and numerous international awards. Mr. Wussler has served as Chairman of the National Academy of Television Arts and Sciences, on the Board of Governors of the National Cable Association and the National Academy of Cable Programming. He also serves on the Board of Directors of the Washington Performing Arts Society, and the Board of Regents of Seton Hall University. Mr. Wussler has served as Treasurer to the Board of Governors of the National Cable Television Association (NCTA) in addition to serving on the Board of Governors of the National Academy of Cable Programming (NACP).

“We are very excited about the addition of Mr. Wussler to our board as he brings extensive experience in the creation of innovative programming, managing the distribution of entertainment and information to millions of households, and a profound understanding of technologies including cable television, satellite communications and interactive media”, said Stan Lis, President & CEO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe Stream's future plans, objectives or goals, including words to the effect that Stream or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information, please contact:

Michael Young, Investor Relations

tel. 604-669-2826, toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Stream Communications Network Inc.

Commerce Place, PO Box 20, 1020-400 Burrard Street, Vancouver, B.C. Canada V6C 3A6

Tel. 604 669 2826  fax604 669 2836  toll free 1 800 704 9649  www.streamcn.com  office@streamcn.com